Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

May 7, 2013

FULLNET COMMUNICATIONS, INC.

201 Robert S. Kerr Avenue, Suite 210

Oklahoma City, Oklahoma 73102

May 7, 2013

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

FullNet Communications, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 24, 2013

File No. 000-27031

Dear Ms. Mills-Apenteng:

This letter is in response to your letter of May 3, 2013, containing your comments on the above referenced filing.  To facilitate your review, our responses set forth below will use the same numbering system that you used in your letter.

Action 1 – Amendment of our Articles of Incorporation

The Share Amendment

1.

We have revised the filing by adding the following language:

“The proposed amendment will increase the number of shares of common stock that we are authorized to issue from 10,000,000 to 40,000,000 shares.  Our board of directors believes that the authorized common stock is required to enable us to respond to business opportunities and to pursue objectives that may develop or arise in the future.  Our board of directors also believes that the availability of additional shares will provide us with the flexibility to issue common stock for proper corporate purposes that may be identified by our board of directors from time to time, including financings, acquisitions, strategic business relationships or stock dividends and stock splits.  Furthermore, our board of directors believes that the availability of additional shares of common stock will enable us to attract and retain talented employees through grant of stock options and other stock-based incentives.“

2.

We have revised the filing by adding the following language:

“While there are no current plans, commitments or understandings, written or oral, except as described elsewhere in this Information Statement (see “Description of Securities – Series A Preferred Stock” and “Security Ownership of Certain Beneficial Owners and Management – Outstanding Warrants and Stock Options”), to issue any of our common or preferred stock, in

Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

May 7, 2013

the event of any issuance, our common shareholders will not have any preemptive or similar rights to acquire any of the common or preferred stock.”

Description of Securities

Series A Preferred Stock

3.

We have revised the filing by (i) adding the following language in front of the underlined sentence:

“Upon authorization of the Series A Convertible Preferred Stock and its issuance by our Board of Directors,” we anticipate offering to exchange up to 1,200,000 shares of Series A Convertible Preferred Stock in exchange for up to $1,200,000 of our indebtedness.

(ii) deleting the following language:

“It is anticipated that the initial closing date of this exchange offer will be May 31, 2013, unless extended at the discretion of our board of directors.”

and (iii) adding the following language in place of the deleted language:

“We do not have any obligations or commitments to issue any shares of the Series A Preferred Stock, once authorized by our Board of Directors, and have not entered into any agreements with our creditors to issue shares of the Series A Preferred Stock in exchange for amounts owed our creditors.  Furthermore, there is no assurance that our creditors will agree to exchange all or any portion of the amounts owed to them for shares of the Series A Preferred Stock.”

The Miscellaneous Amendments

4.

As requested, we have attached a copy of Articles Eighth and Tenth of the Amended and Restated Certificate of Incorporation with the changes we propose to make marked in italics and underlined.  In addition, we have revised the filing by adding the following language:

“The first Miscellaneous Amendment set forth in Section (a) of Article Eighth states that the business and affairs of this Corporation shall be under the direction of our board of directors and the second Miscellaneous Amendment set forth in Section (b) of Article Eighth states that the number of directors shall not be less than one nor more than five.  It is believed that the effect of these two Miscellaneous Amendments is to provide for the efficient management of our affairs while allowing for a reasonable increase in the number of directors as may be required to respond to our future needs.  The first Miscellaneous Amendment corresponds to the provisions of the Oklahoma General Corporation Act. The second Miscellaneous Amendment limits both our Board of Directors and shareholders in the appointment or election of our directors to five. Prior to the second Miscellaneous

Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

May 7, 2013

Amendment, the number of directors was not effectively limited by our bylaws, Certificate of Incorporation and the Oklahoma General Corporation Act.

The third Miscellaneous Amendment set forth in Section (a) of Article Tenth states that the affirmative vote of the holders of at least 66 2/3rd% of our issued and outstanding stock having voting power, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with Articles Sixth, Seventh, Eighth and Tenth of our Certificate of Incorporation.  And except as set forth above, in accordance with the Oklahoma General Corporation Act, the affirmative vote of the holders of more than 50% of our issued and outstanding stack having voting power, voting together as a single class, shall be required to amend, repeal or adopt any provision of our Certificate of Incorporation.

As a result of the requirement of the 66 2/3rd% affirmative vote requirement, the ability of our shareholders to amend Articles Sixth, Seventh, Eighth and Tenth of our Certificate of Incorporation will be significantly limited. Although the holders of more than 50%, but less than 66 2/3rd%, of our common stock may desire to amend Articles Sixth, Seventh, Eighth and Tenth, they will not be unable. Furthermore, our executive officers and directors will be in the position to prevent or delay a change in management and control of us because of the 66 2/3rd% affirmative vote requirement to amend Articles Eighth and Tenth which also may have an adverse effect on the market price of our common stock.

We believe that the benefits of this Miscellaneous Amendment include both the clarity and equanimity that the Miscellaneous Amendment provides for our shareholders and debt holders who will be considering any future actions requiring shareholder approval.  Our individual shareholders and the debt holders will be able to clearly see the requirements to change our business direction or the rights of our shareholders in the future.

The fourth Miscellaneous Amendment set forth in Section (b) of Article Tenth states that our Bylaws may be adopted, repealed, altered, amended or rescinded by the affirmative vote of the holders of 66 2/3rd% of our outstanding stock entitled to vote thereon.  As a result of the requirement of the 66 2/3rd% affirmative vote requirement, the ability of our shareholders to amend our bylaws will be significantly limited. Although the holders of more than 50%, but less than 66 2/3rd%, of our common stock may desire to amend our bylaws, they will not be unable. Furthermore, our directors will be in the position to prevent or delay a change in our Board of Directors and management because of 66 2/3rd% affirmative vote requirement to amend our bylaws which also may have an adverse effect on the market price of our common stock.

We believe that the benefits of this Miscellaneous Amendment include both the clarity and equanimity that the Miscellaneous Amendment provides for our shareholders and debt holders who will be considering any future actions requiring shareholder approval.  Our individual shareholders and debt holders will be able to clearly see the requirements to change the direction of the corporation or the rights of our shareholders in the future.

Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

May 7, 2013

The final Miscellaneous Amendment set forth in in Section (c) of Article Tenth states that any action required or permitted to be taken at a meeting of our shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

This Miscellaneous Amendment does not change the rights of the shareholders that exist under Section 1073 of the Oklahoma General Corporation Act. The shareholder rights under Section 1070 and this Miscellaneous Amendment are to provide a uniform efficient method by which our shareholders may act without the formality of a shareholder meeting and in lieu of that meeting execute written consent.

We believe that the benefits of this Miscellaneous Amendment include minimizing the demands that organizing a meeting and obtaining the presence of a quorum of our shareholders would otherwise place upon the corporation and our individual shareholders while at the same time, enabling the corporation and our shareholders to take advantage of electronic communications while still providing each of our individual shareholders with the ability to examine any decisions made thereby and to verify the language of any decisions that are made, as well as to validate the numerical imperative.”

As requested, we hereby acknowledge that:

i)

FullNet Communications, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

ii)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii)

FullNet Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions at (405) 236-8200 extension 102.

Sincerely,

/s/ Roger P. Baresel

ROGER P. BARESEL

Corporate Secretary

RPB:bms

Enclosure